[LETTERHEAD OF AKIN GUMP STRAUSS HAUER & FELD LLP]

ROSA A. TESTANI

212.872.8115/fax: 212.872.1002

rtestani@akingump.com

August 10, 2006

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Geoffrey Ossias

Re:	Affinion Group, Inc. Third Amended Registration Statement on Form S-4 Filed July 19, 2006 File No. 333-133895

Ladies and Gentlemen:

Set forth below are the proposed responses of Affinion Group, Inc. (the “Company”) to (a) the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 2, 2006 with respect to the above-referenced Registration Statement and (b) oral comments conveyed to the undersigned by the Staff on August 9, 2006. Attached as Exhibit A hereto are proposed changed pages to be included in the Amendment No. 4 to the Registration Statement (the “Amendment”), assuming the changed pages are acceptable to the Staff. The changed pages have been marked to indicate changes from Amendment No. 3 to the Registration Statement filed on July 20, 2006. The Company has reviewed this letter and authorizes us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. In addition to changes made in response to the Staff’s comments, the Amendment has been updated, among other things, to reflect beneficial ownership as of August 1, 2006, changes to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Data” table on pages 69-70 due to the Company’s ongoing effort to refine its data collection processes and make its metrics consistent across all business and geographical segments and disclose Cendant’s separation into four independent companies.

590 Madison Avenue / New York, New York 10022-2524 / 212.872.1000 / fax: 212.872.1002 / akingump.com

Securities and Exchange Commission

August 10, 2006

General

1.	Please provide us with a draft legal opinion with your next amendment.

In response to this comment, on August 3, 2006 we sent current drafts of each of the following legal opinions to the Staff for its review: (a) Opinion of Akin, Gump, Strauss, Hauer & Feld LLP (“Akin Gump”); (b) Opinion of Bass, Berry & Sims PLC, local counsel to Long Term Preferred Care, Inc.; (c) Opinion of Troutman Sanders LLP, local counsel to Cardwell Agency, Inc.; and (d) Opinion of Holland & Hart, local counsel to Trilegiant Auto Services, Inc.

By telephone call on August 9, 2006, the Staff questioned the appropriateness of the following assumptions contained in the second paragraph on page 2 of the draft opinion of Akin Gump:

“(c)	the Exchange Notes have been duly executed, authenticated”; and

“(d)	the Indentures have been duly qualified under the Trust Indenture Act of 1939, as amended.”

With respect to the assumptions contained in the Akin Gump opinion, we respectfully advise the Staff as follows:

(c)	The Akin Gump opinion assumes that the Exchange Notes have been duly executed and authenticated. This assumption was made because the execution and authentication of the Exchange Notes has not yet occurred and such execution and authentication is a condition precedent that must be satisfied pursuant to the terms of the Indentures prior to the issuance and delivery of the Exchange Notes. These conditions will not be satisfied until after the effectiveness of the Registration Statement and, as a factual matter, we do not expect the Exchange Notes to be executed and authenticated until the closing of the Exchange Offer which will occur at the earliest on the 21st business day following the effectiveness of the Registration Statement. As a result, we believe that our assumption of the due execution and authentication of the Exchange Notes is appropriate because it is a factual matter to occur in the future and not a legal conclusion able to be rendered at this time.

(d)

The Akin Gump opinion assumes the due qualification of the Indentures under the Trust Indenture Act of 1939, as amended (the “TIA”). Pursuant to Section 309 of the TIA, the indenture under which a security has been or is to be issued shall be deemed to be qualified under the TIA when registration becomes effective as to such security which, in our case, would be the effective date of the Registration

Securities and Exchange Commission

August 10, 2006

Statement. Because the Registration Statement has not yet become effective, the Indentures will not be duly qualified under the TIA at the time the Akin Gump opinion is delivered. As a result, we believe that our assumption of the due qualification of the Indentures under the TIA is appropriate and consistent with our assumption in (a) of the same paragraph that the Registration Statement has become effective.

Risk Factors, page 3

2.	Please quantify your current indebtedness.

Revisions have been made in response to this comment to include the amount of the Company’s current indebtedness in the disclosure found on page 3 of the “Risk Factors” subsection of the “Summary” section.

Risk Factors, page 21

Risk Factors Related to an Investment in the Notes, page 21

The terms of our credit facility…, page 22

3.	Please quantify anticipated debt load and disclose key ratios with which you must comply. If you are required to maintain a certain leverage ratio, please disclose it as well as your current leverage.

Revisions have been made to page 22 in response to this comment to disclose the key maintenance ratios and to state the debt outstanding and borrowing availability under the revolving credit facility on a pro forma basis at March 31, 2006. The Staff is respectfully advised that as disclosed on page in 90 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, the Company currently believes that based on its current operations and anticipated growth, the only incremental debt it will need to incur in the next twelve months will be borrowings under its revolving credit facility. In the event that the Company needed to incur additional borrowings other than through its revolving credit facility, the Company notes that it has already disclosed the key ratios under its credit facility and indentures that need to satisfied in the risk factor beginning “Despite our substantial indebtedness,…” on page 23.

Securities and Exchange Commission

August 10, 2006

Risks Relating to Our Business, page 28

We derive a substantial amount…, page 30

4.	Please indicate here, and on pages 113-114, when your agreements with your two largest affinity partners are subject to termination and file those agreements as exhibits to this registration statement.

The Company notes the Staff’s comment and advises the Staff that it has over 30 individual agreements with its two largest affinity partners, JPMorgan Chase and Bank of America, and their various divisions and subsidiaries, including, acquired businesses. The Company respectfully believes that filing each of these agreements is not necessary for the protection of the Company’s investors because no individual agreement relates to 10% or more of the Company’s revenue and no individual agreement is otherwise material to the Company’s overall business. Additionally, the Company believes that disclosing the specific termination provisions of each of these many agreements would be confusing to investors. The Company respectfully believes that its disclosure on page 31 of the Amendment that many of its agreements with key affinity partners may be terminated without cause by our affinity partners upon notice of as few as 90 days and that some may be terminated upon notice of as few as 30 days, in each case, without penalty, adequately gives investors a general sense of the termination provisions to which the Company is subject under its various agreements with affinity partners. The Company confirms to the Staff that none of the more than 30 agreements with its two largest affinity partners may be terminated upon fewer than 30 days’ notice without cause.

Consolidated and Combined Financial Statements

Consolidated and Combined Statements of Cash Flows, page F-6

5.	We are currently reviewing your response to prior comment 23 and will provide you with any additional comments as soon as we have completed our review.

As discussed with the Staff on a conference call held on August 9, 2006, the Company has reconsidered the Staff’s prior comment 23 and agreed to revise the presentation of restricted cash flows related to the Company’s role as an agent and third-party administrator for insurance programs it markets and to present such cash flows as an operating activity rather than an investing activity. See pages 18-20, 61-62, 91-92, F-2, F-6, F-13, and F-59 - F-62 for the revisions that have been made in response to this comment.

***************

Please be advised that the Company has requested acceleration of the effectiveness of the Registration Statement to 3:00 p.m. on Friday, August 11, 2006. We and the Company greatly appreciate the Staff’s prompt cooperation and assistance throughout this review process.

Securities and Exchange Commission

August 10, 2006

Please do not hesitate to contact the undersigned at (212) 872-8115 or Gemma Descoteaux at (214) 969-4783 with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission Owen Pinkerton Steve Jacobs Rachel Zablow

Affinion Group, Inc. Todd Siegel

EXHIBIT A

As filed with the Securities and Exchange Commission on August     , 2006

Registration No. 333-133895

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 4

To

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AFFINION GROUP, INC.

and the Guarantors identified in footnote (1) below

(Exact name of registrant as specified in its charter)

Delaware	7389	06-1637809
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Connecticut Avenue

Norwalk, CT 06850

(203) 956-1000

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Todd H. Siegel, Esq.

Executive Vice President and General Counsel

Affinion Group, Inc.

100 Connecticut Avenue

Norwalk, CT 06850

(203) 956-1000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Rosa A. Testani, Esq.

Akin Gump Strauss Hauer & Feld LLP

590 Madison Avenue

New York, New York 10022

(212) 872-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

ADDITIONAL SUBSIDIARY GUARANTOR REGISTRANTS:

(1)	Each of the following is a guarantor of the obligations of Affinion Group, Inc. under the 10 1/8% Senior Notes due 2013 and the 11½% Senior Subordinated Notes due 2015, each is a Co-Registrant, and each is incorporated in the jurisdiction and has the I.R.S. Employer Identification Number indicated: Affinion Benefits Group, Inc., a Delaware corporation (06-1282786); Affinion Data Services, Inc., a Delaware corporation (22-3797237); Affinion Group, LLC, a Delaware limited liability company (06-1501906); Affinion Publishing, LLC, a Delaware limited liability company (06-1282776); Cardwell Agency, Inc. a Virginia corporation (54-1374514); CUC Asia Holdings, a Delaware general partnership (06-1487080); Long Term Preferred Care, Inc., a Tennessee corporation (62-1455251); Travelers Advantage Services, Inc., a Delaware corporation (20-2221128); Trilegiant Auto Services, Inc., a Wyoming corporation (06-1633722); Trilegiant Corporation, a Delaware corporation (20-0641090); Trilegiant Insurance Services, Inc., a Delaware corporation (06-1588614); Affinion Loyalty Group, Inc., a Delaware corporation (06-1623335); and Trilegiant Retail Services, Inc., a Delaware corporation (06-1625615). Pursuant to Rule 457(n), no additional registration fee is payable with respect to such guarantees.

The registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUMMARY

The following summary contains basic information about this offering contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. You should read this entire prospectus carefully, including “Risk Factors,” the consolidated and combined financial statements and the related notes thereto, before making an investment decision.

We refer to the old senior notes and the old senior subordinated notes collectively as the old notes. We refer to the exchange senior notes and the exchange senior subordinated notes collectively as the exchange notes. We refer to the old notes and the exchange notes collectively as the notes. We refer to the old senior notes and the exchange senior notes collectively as the senior notes and the old senior subordinated notes and the exchange senior subordinated notes collectively as the senior subordinated notes.

Our Company

We are a leading affinity direct marketer to consumers of value-added membership programs and services in which program members receive various benefits, discount opportunities and incentives, and of insurance and package enhancement programs and services to our affinity partners who in turn offer them to their consumers. We have over 30 years of experience in the affinity direct marketing industry. Affinity direct marketing is a subset of the larger direct marketing industry which involves direct marketing to the customers of affinity partners, such as financial institutions and retailers. We offer our programs and services worldwide through approximately 4,500 affinity partners as of March 31, 2006. Affinity partners are third parties with whom we have a contractual relationship and through whom we offer our products and services to their clients. Our diversified base of affinity partners includes leading companies in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities and Internet. We market to consumers using direct mail, online marketing, in-branch marketing, telemarketing and other marketing methods. We generate predictable revenues and cash flows because of our large base of existing customers, which accounts for the majority of our near-term cash flow, and the fact that customer retention and renewals generally follow well-established patterns. We also have a growing loyalty solutions operation which administers points-based loyalty programs in which members receive points that can be redeemed for discounts, cash and merchandise as a reward for continued loyalty to a particular program or partner. As of December 31, 2005, we had worldwide approximately 70 million members and end-customers, and approximately 3,000 employees in the U.S. and 11 countries, primarily in Europe. We refer to members as those consumers to whom we provide services directly and have a contractual relationship. We refer to end-customers as those consumers that we service on behalf of a third party, such as one of our affinity partners, with whom we have a contractual relationship. We calculate the number of our members by taking a weighted average for the period based on the number of customers who are active in our programs. We calculate the number of end-customers based on the number of customers whom we are required to service under our agreements. For the year ended December 31, 2005, we had pro forma net revenues of $1.2 billion, pro forma Adjusted EBITDA (as defined on page 19) of $257.2 million and a pro forma net loss of $433.8 million. For the year ended December 31, 2005 and the three months ended March 31, 2006, we derived approximately 59% and 58%, respectively, of our net revenues from members and end-customers under marketing and servicing arrangements with 10 of our affinity partners. For the three months ended March 31, 2006, we had pro forma net revenues of $245.9 million, and a pro forma net loss of $127.2 million.

Proven Business Model Generates Predictable Financial Results with Significant Future Revenue Streams. Our business model includes planning new marketing initiatives based on predicted response and attrition rates, as well as other variables (such as product and servicing costs) drawn from in-depth analysis of our prior marketing campaigns.

Flexible Operating Model Focused on Free Cash Flow Generation. We believe that our operating model will generate significant free cash flow, which we define as cash provided by operating activities less capital expenditures and required debt service payments, as a result of our low capital expenditure requirements and variable cost structure. Our operating model is also highly scalable, allowing us to expand our business without significant additional fixed costs.

Strong, Long-Term Relationships with Diverse Affinity Partners. We have cultivated strong long-term relationships with our affinity partners who are in a wide variety of industries, including financial services, retail, travel, telecommunications, utilities, Internet and other media.

Disciplined Marketing Approach Driven by Models and Proprietary Databases. We have over 30 years of experience in creating, executing and refining marketing programs with our affinity partners. Our marketing approach employs models and proprietary databases containing preferences and response rates for our products, as well as detailed performance and profitability data.

Leading Loyalty Solutions Platform. We currently manage approximately 125 billion points with an estimated redemption value of over $1.5 billion as of December 31, 2005. We believe we are well positioned in this business due to our scale, leading technical capabilities and experience in assisting companies to manage their points liabilities, which are vital to companies seeking to differentiate their programs and enhance their efficiency and profitability.

Committed and Experienced Management Team. Our senior management team has extensive experience in the direct marketing industry, with a proven operational track record and strong relationships with key decision-makers at our affinity partners.

Risk Factors

Despite our competitive strengths summarized above and discussed elsewhere in this prospectus, participating in this exchange offer involves substantial risk. In addition, our ability to execute our business strategy is subject to certain risks. Before you participate in this exchange offer, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors” beginning on page 21. For example, the following key risks may cause us not to realize the full benefits of our competitive strengths or may cause us to be unable to successfully execute all or part of our business strategy or may materially adversely affect our business, financial condition, results of operations or ability to pay the notes.

•	Substantial Indebtedness. We are a highly leveraged company. As of March 31, 2006, we would have had, after giving pro forma effect to the Refinancing (as defined on page 6) and the Additional Senior Notes Offering (as defined on page 6), $1.5 billion principal amount of outstanding indebtedness. Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments on the notes. We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful. Despite our substantial indebtedness, we may still be able to incur significantly more debt. In addition, your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets and to all liabilities of our non-guarantor subsidiaries.

	The Predecessor					The Company		The Predecessor	The Company
	Years Ended December 31,				For the Period January 1, 2005 to October 16, 2005	For the Period October 17, 2005 to December 31, 2005(1)	Pro Forma for the Transactions, the Refinancing and the Additional Senior Notes Offering for the Year Ended December 31, 2005(1)	For the Three Months Ended March 31, 2005	For the Three Months Ended March, 31 2006	Pro Forma for the Refinancing and Additional Senior Notes Offering for the Three Months Ended March 31, 2006
	2001	2002	2003	2004
	(in millions)
Condensed Consolidated and Combined Statements of Operations Data:
Net revenues		$1,458.4	$1,443.7	$1,530.9	$1,063.8	$134.9	$1,198.7	$337.5	$245.9	$245.9

Expenses:
Marketing and commissions(2)		698.6	683.7	665.3	515.0	87.1	588.3	168.1	134.1	134.1
Operating costs		409.6	379.5	383.3	315.0	48.7	363.7	106.4	75.3	75.3
General and administrative		112.5	115.7	185.0	134.5	20.2	129.6	32.1	29.0	29.0
Gain on sale of assets		—	—	(23.9)	(4.7)	—	(4.7)	(0.6)	—	—
Depreciation and amortization		45.3	44.5	43.9	32.3	84.5	407.4	10.4	101.7	101.7

Total expenses		1,266.0	1,223.4	1,253.6	992.1	240.5	1,484.3	316.4	340.1	340.1

Income/(loss) from operations		192.4	220.3	277.3	71.7	(105.6)	(285.6)	21.1	(94.2)	(94.2)
Interest income		3.2	2.0	1.7	1.9	1.3	3.2	0.5	1.2	1.2
Interest expense		(15.5)	(14.1)	(7.3)	(0.5)	(31.9)	(153.1)	(0.3)	(34.1)	(35.0)
Other income/(expense), net		(14.0)	6.7	0.1	5.9	—	5.9	(0.1)	—	—

Income/(loss) before income taxes and minority interests		166.1	214.9	271.8	79.0	(136.2)	(429.6)	21.2	(127.1)	(128.0)
Provision for (benefit from) income taxes		116.6	71.3	(104.5)	28.9	—	4.1	8.0	(0.9)	(0.9)
Minority interests, net of tax		—	(0.7)	(0.1)	—	0.1	0.1	0.1	0.1	0.1

Income/(loss) before cumulative effect of accounting change		49.5	144.3	376.4	50.1	(136.3)	(433.8)	—	—	—
Cumulative effect of accounting change, net of tax		(143.7)	—	—	—	—	—	—	—	—

Net income/(loss)		$(94.2)	$144.3	$376.4	$50.1	$(136.3)	$(433.8)	$13.1	$(126.3)	$(127.2)

Consolidated and Combined Balance Sheet Data (at period end):
Cash and cash equivalents (excludes restricted cash)	$97.4	$86.2	$63.2	$22.5	—	$113.4	$97.4	$37.4	$84.7	$68.9
Working capital deficit	(397.3)	(450.3)	(463.9)	(322.4)	—	(92.7)	(99.8)	(283.8)	(135.0)	(142.1)
Total assets	1,334.2	1,335.0	1,246.6	1,158.5	—	2,200.0	2,182.8	1,167.5	2,114,4	2,100.7
Total debt	126.7	140.4	131.2	31.6	—	1,491.0	1,493.1	11.4	1,471.0	1,473.1
Stockholder’s/combined equity	93.4	123.7	115.6	293.6	—	233.9	223.5	349.3	109.6	102.5
Consolidated and Combined Cash Flows Data:
Net cash provided by (used in):
Operating activities(3)		$32.6	$145.5	$261.1	$106.5	$31.1	—	$(20.2)	$(6.6)	—
Investing activities(3)		(38.2)	(5.6)	(2.3)	(39.5)	(1,640.1)	—	(6.3)	(2.4)	—
Financing activities		(10.4)	(165.6)	(301.5)	(23.4)	1,722.9	—	42.2	(20.1)	—
Other Financial Data:
Segment EBITDA(4)		$237.7	$264.8	$321.2	—	—	$121.8	—	—	—
Capital expenditures		42.5	20.8	25.8	$24.0	$9.0	33.0	$5.6	$4.4	$4.4
Ratio of earnings to fixed charges(5)		8.5x	11.4x	19.8x	15.9x	—	—		—	—

(1)	The amounts shown reflect, among other things, the purchase accounting adjustments made in the Transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Overview of 2005 Historical Operating Results.”
(2)	As discussed in Note 2 to the consolidated and combined financial statements included elsewhere herein, the Predecessor previously deferred costs which varied with and were directly related to acquiring new insurance business on its combined balance sheets as deferred acquisition costs to the extent such costs were deemed recoverable from future cash flows. These costs were amortized as marketing expense over a 12-year period using a declining balance method generally in proportion to the related insurance revenue, which amortization was based on attrition rates associated with the approximate rate that insurance revenues collected from customers decline over time. Amortization of deferred acquisition costs commenced upon recognition of the related insurance revenue. Immediately following the Transactions, we began expensing such costs as they are incurred. The acquisition costs incurred and capitalized by the Predecessor totaled approximately $57.2 million, $62.1 million and $58.9 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $37.1 million for the period from January 1, 2005 to October 17, 2005. The Predecessor’s amortization expense of deferred acquisition costs was $31.0 million, $29.1 million and $43.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $42.0 million for the period from January 1, 2005 to October 17, 2005. We incurred and expensed acquisition costs that totaled $12.6 million for the period from October 17, 2005 to December 31, 2005.
(3)	Certain restricted cash amounts have been reclassified from investing activities to operating activities. See Note 2 to our consolidated and combined financial statements included elsewhere herein.
(4)	Segment EBITDA consists of income from operations before depreciation and amortization. Segment EBITDA is the measure management uses to evaluate segment performance and we present Segment EBITDA to enhance your understanding of our operating performance. We use Segment EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that Segment EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, Segment EBITDA is not a measurement of financial performance under U.S. GAAP, and our Segment EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Segment EBITDA as an alternative to operating or net income determined in accordance with U.S. GAAP, as an indicator of our operating performance or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, or as an indicator of cash flows, or as a measure of liquidity. For a reconciliation of net income/(loss) to Segment EBITDA, see the table included below. Adjusted EBITDA is defined as Segment EBITDA further adjusted to exclude non-cash and unusual items and other adjustments permitted in the indenture governing the notes to test the permissibility of certain types of transactions, including debt incurrence. We believe that the inclusion of the adjustments to Segment EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors about certain non-cash items and unusual items. However, Adjusted EBITDA is not a measurement of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. You should not consider our Adjusted EBITDA as an alternative to operating or net income determined in accordance with U.S. GAAP, as an indicator of our operating performance or as an alternative to cash flows from operating activities determined in accordance with U.S. GAAP, or as an indicator of cash flows, or as a measure of liquidity.

Set forth below is a reconciliation of net income/(loss) to Segment EBITDA and Adjusted EBITDA.

	The Predecessor			Pro Forma(a) Year Ended December 31, 2005
	Years Ended December 31,
	2002	2003	2004
	(in millions)
Net income/(loss)	$(94.2)	$144.3	$376.4	$(433.8)
Interest (income)/expense, net	12.3	12.1	5.6	149.9
Provision for/(benefit from) income taxes	116.6	71.3	(104.5)	4.1
Minority interests, net of tax	—	(0.7)	(0.1)	0.1
Other (income)/expense, net	14.0	(6.7)	(0.1)	(5.9)
Depreciation and amortization	45.3	44.5	43.9	407.4
Cumulative effect of accounting change, net of tax	143.7	—	—	—

Segment EBITDA	237.7	264.8	321.2	121.8
Effect of the Transactions, reorganization and non-recurring revenue and gains(b)	(51.7)	(58.9)	(112.7)	62.6
Certain legal costs(c)	—	1.2	74.2	18.9
Net cost savings(d)	17.6	20.2	17.2	37.6
Other, net(e)	(33.6)	(34.2)	(33.2)	16.3

Adjusted EBITDA	$170.0	$193.1	$266.7	$257.2

a.	Gives effect to the Transactions, the Refinancing and the Additional Senior Notes Offering as if they occurred on January 1, 2005.
b.	Effect of the Transactions, prior acquisitions, reorganizations and monetizations—eliminates the effect of prior business acquisitions and reorganizations, the elimination of operating results, non-recurring revenue and gains as a result of the 2004 Events (as hereinafter defined) and the elimination of the effects of the Transactions.
c.	Certain legal costs—represents (i) legal expenses and judgment from the Fortis litigation which was not retained by us in the Transactions and (ii) certain non-recurring and unusual legal expenses associated with the AG Matters (as hereinafter defined) and the 2001 Class Action (as hereinafter defined), net of any indemnification to which we are entitled under the purchase agreement. See “Business—Legal Proceedings.”
d.	Net cost savings—represents: (i) the elimination of general corporate overhead allocations from Cendant and historical long-term incentive compensation charges, net of estimated incremental stand-alone costs for all periods (which costs include non-cash pro forma compensation charges), (ii) the inclusion of $12 million ($3 million per quarter for the year ended December 31, 2005) representing what were anticipated cost savings under the 2005 Reorganization (as hereinafter defined) as permitted under our credit facility and the indenture governing our senior notes (while we currently expect that our 2005 Reorganization will result in approximately $11.0 million of annual cost savings, we have identified other initiatives from which we expect to realize additional cost savings) and (iii) the elimination of certain non-recurring costs, including certain non-recurring costs associated with facilities closure and severance incurred in 2005.
e.	Other, net—represents: (i) net changes in estimates related to the sales tax reserve in 2004 and of other reserves in 2005, (ii) changing the historical accounting policy for insurance program marketing costs to our policy of expensing such costs as incurred, (iii) changes in contractual arrangements between us and Cendant as if such contractual terms were in place for all periods presented, and (iv) the elimination of certain non-recurring costs.

(5)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $136.2 million for the period from October 17, 2005 to December 31, 2005 and by $127.1 million for the three months ended March 31, 2006. Additionally, on a pro forma basis after giving effect to the Transactions, the Refinancing and the Additional Senior Notes Offering, earnings would have been insufficient to cover fixed charges and there would have been a deficiency of $429.6 million for the year ended December 31, 2005, and $128.0 million for the three months ended March 31, 2006.

Furthermore, our interest expense could increase if interest rates increase because all of the debt under our credit facility is variable-rate debt. As of March 31, 2006, the amount of variable-rate debt outstanding under our credit facility was $820.0 million.

The terms of our credit facility and the indentures governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our credit facility and the indentures governing the notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other restricted payments;

•	create or incur certain liens;

•	make certain investments;

•	engage in sales of assets and subsidiary stock;

•	enter into transactions with affiliates; and

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, our credit facility requires us to maintain a maximum ratio of total debt to Adjusted EBITDA, which we refer to as our consolidated leverage ratio, and a minimum ratio of Adjusted EBITDA to cash interest expense, which we refer to as our interest coverage ratio. We must maintain a consolidated leverage ratio of less than 7.5 to 1.0 for periods ending on or prior to September 30, 2006 and a ratio of less than 7.25 to 1.0 for periods ending after October 1, 2006 and on or prior to December 31, 2006, with further step-downs in future periods pursuant to the schedule set forth in our credit facility. As of March 31, 2006, our consolidated leverage ratio was 5.24 to 1.0. We must maintain an interest coverage ratio of greater than 1.45 to 1.0 for periods ending on or prior to March 31, 2007 and a ratio of greater than 1.5 to 1.0 for periods ending after April 1, 2007 and on or prior to June 30, 2007, with further step-ups in future periods pursuant to the schedule set forth in our credit facility. As of March 31, 2006, our interest coverage ratio was 1.99 to 1.0.

As a result of these covenants, we are limited in the manner in which we conduct our business and we may be unable to engage in favorable business activities or finance future operations or capital needs. At March 31, 2006 on a pro forma basis after giving effect to the Refinancing and the Additional Senior Notes Offering we would have had $820.0 million outstanding under the term loan facility, $304.0 million outstanding under the senior notes indenture, $355.5 million outstanding under the senior subordinated notes indenture and we would have been able to incur an additional $98.5 million of borrowings under the revolving credit facility (after giving effect to the issuance of $1.5 million letters of credit).

A failure to comply with the covenants contained in our credit facility could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In the event of any default under our credit facility, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable; or

•	could require us to apply all of our available cash to repay these borrowings;

any of which could result in an event of default under the notes.

If the indebtedness under our credit facility or the notes were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

We must replace the customers we lose in the ordinary course of business and if we fail to do so our revenue and customer base will decline.

We lose a substantial number of our customers each year in the ordinary course of business. The loss of customers may occur due to numerous factors, including:

•	changing customer preferences;

•	competitive price pressures;

•	general economic conditions;

•	customer dissatisfaction; and

•	credit or debit card holder turnover.

Additionally, we expect to see a net loss of members and end-customers as we continue our strategy to focus on overall profitability and generating higher revenue from each member rather than the size of our member base.

Failure to obtain new customers who produce revenue at least equivalent to the revenue from the lost customers would result in a reduction in our revenue as well as a decrease in the number of our customers. Because of the large number of customers we need to replace each year, there can be no assurance that we can successfully replace them. In addition, even if we are successful in adding new customers to replace lost revenues, our profitability may still decline. See “—Our profitability depends on members and end-customers continuing their relationship with us. Increased loss of customers could impair our profitability.”

We depend on various third-party vendors to supply certain products and services that we market. The failure of these vendors to provide these products or services could result in customer dissatisfaction and harm our business and financial condition.

We depend on various third-party vendors to supply the products and services that we market. Our third-party vendors are independent contractors. As a result, the quality of service they provide is not entirely within our control. If any third-party vendor were to cease operations, or terminate, breach or not renew its contract with us, or suffer interruptions, delays or quality problems, we may not be able to substitute a comparable third-party vendor on a timely basis or on terms favorable to us. With respect to the insurance programs that we offer, we are dependent on the insurance carriers that underwrite the insurance to obtain appropriate regulatory approvals. If we are required to use an alternative insurance carrier, it may materially increase the time required to bring an insurance related product to market. As we are generally obligated to continue providing our products and services to our customers even if we lose a third-party vendor, any disruption in our product offerings could harm our reputation and result in customer dissatisfaction. Replacing existing third-party vendors with more expensive third-party vendors could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We derive a substantial amount of our revenue from the members and end-customers we obtained through only a few of our affinity partners. If one or more of our agreements with our affinity partners were to be terminated or expire without renewal, or one or more of our affinity partners were to reduce the marketing of our services, we would lose access to prospective members and end-customers and could lose sources of revenue.

Although we market our programs and services through approximately 4,500 affinity partners, we derive a substantial amount of our net revenue from the customers we obtained by marketing through only a few of these affinity partners. For the year ended December 31, 2005 and the three months ended March 31, 2006, we derived approximately 59% and 58%, respectively, of our net revenues from members and end-customers we obtained under marketing and servicing agreements with 10 of our affinity partners. Our two largest affinity partners, JP Morgan Chase and Bank of America, accounted for 13.6% and 10.7%, respectively, of total revenues for the year ended December 31, 2005.

The Predecessor	The Company	The Predecessor	The Company
Years Ended December 31,	For the Period January 1, 2005 to October 16, 2005	For the Period October 17, 2005 to December 31, 2005	For the Three Months Ended March 31, 2005	For the Three Months Ended March, 31 2006
2001	2002	2003	2004
(in millions, except ratios)
Consolidated and Combined Statements of Operations Data:
Net revenues	$1,458.4	$1,443.7	$1,530.9	$1,063.8	$134.9	$337.5	$245.9

Expenses:
Marketing and commissions(1)	698.6	683.7	665.3	515.0	87.1	168.1	134.1
Operating costs	409.6	379.5	383.3	315.0	48.7	106.4	75.3
General and administrative	112.5	115.7	185.0	134.5	20.2	32.1	29.0
Gain on sale of assets	—	—	(23.9)	(4.7)	—	(0.6)	—
Depreciation and amortization	45.3	44.5	43.9	32.3	84.5	10.4	101.7

Total expenses	1,266.0	1,223.4	1,253.6	992.1	240.5	316.4	340.1

Income/(loss) from operations	192.4	220.3	277.3	71.7	(105.6)	21.1	(94.2)
Interest income	3.2	2.0	1.7	1.9	1.3	0.5	1.2
Interest expense	(15.5)	(14.1)	(7.3)	(0.5)	(31.9)	(0.3)	(34.1)
Other income/(expense), net	(14.0)	6.7	0.1	5.9	—	(0.1)	—

Income/(loss) before income taxes and minority interests	166.1	214.9	271.8	79.0	(136.2)	21.2	(127.1)
Provision for/(benefit from) income taxes	116.6	71.3	(104.5)	28.9	—	8.0	(0.9)
Minority interests, net of tax	—	(0.7)	(0.1)	—	0.1	0.1	0.1

Income/(loss) before cumulative effect of accounting change	49.5	144.3	376.4	50.1	(136.3)	—	—
Cumulative effect of accounting change, net of tax	(143.7)	—	—	—	—	—	—

Net income/(loss)	$(94.2)	$144.3	$376.4	$50.1	$(136.3)	$13.1	$(126.3)

Consolidated and Combined Balance Sheet Data (at period end):
Cash and cash equivalents (excludes restricted cash)	$97.4	$86.2	$63.2	$22.5	—	$113.4	$37.4	$84.7
Working capital deficit	(397.3)	(450.3)	(463.9)	(322.4)	—	(92.7)	(283.8)	(135.0)
Total assets	1,334.2	1,335.0	1,246.6	1,158.5	—	2,200.0	1,167.5	2,114.4
Total debt	126.7	140.4	131.2	31.6	—	1,491.0	11.4	1,471.0
Stockholder’s/combined equity	93.4	123.7	115.6	293.6	—	233.9	349.3	109.6
Consolidated and Combined Cash Flows Data:
Net cash provided by/(used in):
Operating activities(2)	$32.6	$145.5	$261.1	$106.5	$31.1	$(20.2)	$(6.6)
Investing activities(2)	(38.2)	(5.6)	(2.3)	(39.5)	(1,640.1)	(6.3)	(2.4)
Financing activities	(10.4)	(165.6)	(301.5)	(23.4)	1,722.9	42.2	(20.1)
Other Financial Data:
Capital expenditures	$42.5	$20.8	$25.8	$24.0	$9.0	$5.6	$4.4
Ratio of earnings to fixed charges(3)	8.5	x	11.4	x	19.8	x	15.9	x	—	—

(1)

As discussed in Note 2 to the consolidated and combined financial statements included elsewhere herein, the Predecessor previously deferred costs which varied with and were directly related to acquiring new insurance business on its combined balance sheets as deferred acquisition costs to the extent such costs were deemed recoverable from future cash flows. These costs were amortized as marketing expense over a 12-year period using a declining balance method generally in proportion to the related insurance revenue, which amortization was based on attrition rates associated with the approximate rate that insurance revenues collected from customers decline over time. Amortization of deferred acquisition costs commenced upon recognition of the related insurance revenue. Immediately following the Transactions, we began expensing such costs as they are incurred. The acquisition costs incurred and capitalized by the Predecessor totaled approximately $57.2 million, $62.1 million and $58.9 million for the years ended December 31, 2002, 2003 and 2004, respectively and $37.1 million for the period from January 1, 2005 to October 17, 2005. The Predecessor’s amortization expense of deferred acquisition costs was $31.0 million, $29.1 million and $43.7 million for the years ended December 31, 2002, 2003 and 2004, respectively, and $42.0 million for the period from January 1, 2005 to October 17, 2005. We incurred and expensed acquisition costs that totaled $12.6 million for the period from October 17, 2005 to December 31, 2005.

(2)	Certain restricted cash amounts have been reclassified from investing activities to operating activities. See Note 2 to our consolidated and combined financial statements included elsewhere herein.
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and minority interests plus fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and a portion of rental expense that management believes is representative of the interest component of rental expense. Our earnings were insufficient to cover fixed charges by $136.2 million for the period from October 17, 2005 to December 31, 2005 and by $127.1 million for the three months ended March 31, 2006. Additionally, on a pro forma basis after giving effect to the Transactions, the Refinancing and the Additional Senior Notes Offering, earnings would have been insufficient to cover fixed charges and there would have been a deficiency of $429.6 million for the year ended December 31, 2005, and $128.0 million for the three months ended March 31, 2006.

Results of Operations

Supplemental Data

The following table provides data for selected business segments.

	Three Months Ended March 31,		Years Ended December 31,
	2006	2005	2005	2004	2003
Membership Operations:
Retail
Average Members(1)(2) (000’s)	9,451	11,462	10,786	12,832	15,745
% Monthly Members	32.6%	24.2%	28.6%	17.4%	7.7%
% Annual Members	67.4%	75.8%	71.4%	82.6%	92.3%
Annualized Net Revenue Per Average Member(3)	$66.38	$56.55	$61.13	$52.86	$43.72
Wholesale
Average Members(1)(2)(4) (000’s)	3,904	3,899	3,843	4,179	3,871
Portion for service formerly retail (000’s)	1,900	1,421	1,593	832	277
Retail including wholesale formerly retail (000’s)	11,351	12,883	12,379	13,664	16,022
Insurance and Package Operations:
Insurance(5)(6)
Average Basic Insured(1) (000’s)	28,397	29,540	29,396	32,111	35,389
Average Supplemental Insured (000’s)	5,307	5,662	5,512	5,866	6,046
Annualized Net Revenue Per Supplemental Insured(3)	$46.32	$43.66	$42.62	$43.04	$40.07
Package(6)
Average Members(1) (000’s)	7,124	7,709	7,532	8,543	8,929
Annualized Net Revenue Per Average Member(3)	$13.60	$13.65	$13.72	$13.18	$13.04
International Operations:
Package
Average Members(1)(7)(8) (000’s)	17,930	19,643	19,625	19,043	14,358
Annualized Net Revenue Per Average Package Member(3)	$6.26	$7.72	$6.58	$8.13	$9.49
Other Retail Membership
Average Members(1)(8)(9) (000’s)	2,309	2,674	2,455	4,043	4,042
Annualized Net Revenue Per Average Member(3)(10)	$20.36	$21.45	$21.31	$22.33	$19.82
New Retail Membership(11)
Average Members(1) (000’s)	41	—	—	—	—
Annualize Net Revenue Per Average Member(3)	$71.20	—	—	—	—

(1)	Average Members and Average Basic Insured for the period are each calculated by determining the average members or insureds, as applicable, for each month (adding the number of members or insureds, as applicable, at the beginning of the month with the number of members or insureds, as applicable, at the end of the month and dividing that total by two) for each of the months in the period and then averaging that result for the period (i.e. quarter or full year). A member’s or insured’s, as applicable, count is removed in the period in which he has cancelled.
(2)	Includes a reclassification of 180,000 average members from retail operations into wholesale formerly retail for the three month period ended March 31, 2006.
(3)	Annualized Net Revenue Per Average Member and Annualized Net Revenue Per Supplemental Insured are each calculated by taking the revenues as reported for the period (i.e. quarter or full year) and dividing it by the average members or insureds, as applicable, for the period. Quarterly periods are then multiplied by four to annualize this amount for comparative purposes. Upon cancellation of a member or an insured, as applicable, his revenues are no longer recognized in the calculation.

(4)	Includes 1,593,000, 832,000 and 277,000 average members for the years ended December 31, 2005, 2004 and 2003, respectively, related to wholesale programs historically offered under retail arrangements. Includes 1,900,000 and 1,421,000 average members for the three months ended March 31, 2006 and 2005, respectively, related to wholesale programs historically offered under retail arrangements.
(5)	Excludes long-term preferred care programs which were monetized as part of the 2004 Events.
(6)	Reflects a change in tracking insureds utilizing a method which more appropriately correlates to recorded revenues.
(7)	Revised to reflect additional members from our South African joint venture.
(8)	Revised to reflect a change in methodology of calculating average members consistent with domestic operations.
(9)	Includes 970,000 and 1,042,000 average members for the years ended December 31, 2004, and 2003, respectively, related to the programs monetized as part of the 2004 Events.
(10)	Excludes non-recurring revenue of $15.7 million for the year ended December 31, 2004 related to the programs monetized as part of the 2004 Events.
(11)	As a result of initiating retail marketing in our international operations, during the second quarter of 2005 we began tracking retail joins in a manner consistent with our Membership Operations.

In late 2002, our membership operations changed its strategic focus to overall profitability and generating higher revenue from each member rather than the size of our member base. This has resulted in lower average members offset by higher average revenues per member at lower commission rates and lower variable cost and higher contribution per member. Following a competitive analysis of the marketplace, we recognized that our products were priced below similar products offered in the marketplace. Additionally, we recognized that there were opportunities to further optimize marketing campaigns that had the effect of acquiring less members but nonetheless such members were more profitable in the aggregate. By raising prices and marketing more efficiently, we were able to increase our revenues even though less aggregate members joined our programs. For example, 100 consumers joining a product with a $100 annual fee is likely to generate more revenue than 120 consumers joining a product with a $75 annual fee. Accordingly, by increasing the prices for our products and engaging in marketing campaigns that were designed to achieve a greater return on marketing investment, we were able to increase our revenues even though the aggregate number of members in our base declined.

Wholesale members include members where we typically receive a monthly service fee to support programs offered by our partners. Certain programs historically offered as retail arrangements have switched to wholesale arrangements with lower annualized price points and no commission expense.

Basic insureds typically receive $1,000 of AD&D coverage at no cost to the consumer since the affinity partner pays the cost of this coverage. Supplemental insureds are customers who have elected to pay premiums for higher levels of coverage. Average supplemental members have decreased primarily due to reductions in new marketing spend. Average annualized net revenue per insured has increased primarily due to the introduction of higher-priced programs and higher levels of AD&D insurance coverage.

Domestic package members have declined primarily due to certain client terminations partly offset by increases in net revenue per average member due to the introduction of higher priced programs.

As further explained below, the international package business generated lower average revenue per member during year ended December 31, 2005, compared to 2004 and 2003 primarily related to the renegotiation of package contracts at lower rates. International operations launched higher price membership programs in 2005. Similar to North America, the focus has shifted to profitable revenue growth versus member growth.

the first quarter 2005 we repaid $20 million of borrowings under a Cendant agreement. During the first quarter 2005, we received $62.4 million in advances from Cendant. At March 31, 2006, we have $98.5 million available under the revolving credit facility (after giving effect to the issuance of $1.5 million letters of credit).

Cash Flows—Years Ended December 31, 2005 and 2004

At December 31, 2005, we had $113.4 million of cash and cash equivalents on hand, an increase of $90.9 million from $22.5 million at December 31, 2004. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Company	Predecessor		Change
	October 17, 2005 to December 31, 2005	January 1, 2005 to October 16, 2005	Year Ended December 31, 2004
	(in millions)
Cash provided by (used in):
Operating activities	$31.1	$106.5	$261.1	$(123.5)
Investing activities	(1,640.1)	(39.5)	(2.3)	(1,677.3)
Financing activities	1,722.9	(23.4)	(301.5)	2,001.0
Effects of exchange rate changes	(0.5)	(1.9)	2.0	(4.4)

Net change in cash and cash equivalents	$113.4	$41.7	$(40.7)	$195.8

Operating Activities. The decrease in cash generated from operating activities was primarily driven by the $110 million of income from operations generated in 2004 from the 2004 Events which did not recur in 2005 and an increase in restricted cash requirements of $6.0 million. Additionally, due to the increase in borrowings, our interest payments have increased and resulted in a $5.4 million decrease in cash provided by operations.

Investing Activities. In 2005, we used $1,677.3 million more cash in investing activities as compared with 2004. In 2005, we used $1,629.0 million for the Transactions and $15.7 million to acquire the remaining TRL Group interest, as compared to the use of $21.4 million to acquire Trilegiant Loyalty Solutions, Inc. and related companies in 2004. The decrease in cash, as compared to 2004, also reflects $39.6 million of proceeds from the sale of other assets during 2004. Our restricted cash requirements were $1.9 million higher in 2005 while our restricted cash requirements were $5.3 million lower in 2004 primarily due to changes in restricted cash requirements related to letters of credit and collateral security agreements. We also used $7.2 million more cash for capital expenditures during 2005 as compared with 2004.

Financing Activities. In 2005, we generated $2,001.0 million more cash in financing activities as compared with 2004. This change primarily reflects borrowings made during the fourth quarter for the Transactions (see “—Covenant Compliance” below). In addition, a principal prepayment of $20.0 million was made on the term loan in November of 2005 as compared to other principal payments of $18.8 million during 2004. Cash was provided by the sale of common stock of $275.0 million to Apollo. Also, principal payments were made under a credit agreement with Cendant totaling $30.0 million for 2005 and we received net advances from Cendant of $7.1 million during 2005 as compared to an increase in net advances to Cendant of $268.4 million during 2004, borrowings under the credit agreement with Cendant of $30.0 million in 2004, and the payment of a dividend totaling $45.3 million during 2004.

Cash Flows—Years Ended December 31, 2004 and 2003

At December 31, 2004, we had $22.5 million of cash and cash equivalents, a decrease of $40.7 million from $63.2 million at December 31, 2003. The following table summarizes our cash flows and compares changes in our cash and cash equivalents on hand to the same period in the prior year.

	Predecessor		Change
	Years Ended December 31,
	2004	2003
	(in millions)
Cash provided by (used in):
Operating activities	$261.1	$145.5	$115.6
Investing activities	(2.3)	(5.6)	3.3
Financing activities	(301.5)	(165.6)	(135.9)
Effects of exchange rate changes	2.0	2.7	(0.7)

Net change in cash and cash equivalents	$(40.7)	$(23.0)	$(17.7)

Operating Activities. In 2004, we generated $115.6 million more cash from operating activities compared with 2003. The increase in cash flow was primarily due to an increase in our operating income in 2004 as compared with 2003 (see “—Results of Operations”). Our working capital requirements in 2004 were relatively constant with our 2003 requirements. Our working capital requirements were impacted by a reduction in deferred revenues in 2004 of $31.3 million, which was partially offset by lower other non-current assets of $8.9 million in 2004 as compared to an increase in other non-current assets of $8.5 million in 2003 associated with a receivable that became currently due at December 31, 2004 in our international operations and an increase in income taxes payable in 2004 of $12.9 million. In 2003, restricted cash requirements primarily related to insurance operations increased $21.6 million, while in the 2004 period these requirements decreased by $4.2 million.

Investing Activities. In 2004, investing activities used less cash of $3.3 million compared with 2003. In 2004, investing activities provided cash of $32.5 million from the sale of 78% of the commission rights related to our long-term preferred care insurance operations. Our restricted cash requirements decreased by $5.3 million in 2004 as certain collateral security requirements of TRL Group were no longer required resulting in lower cash restrictions. Restricted cash decreased in 2003 by $14.9 million due to cash that was held in escrow in 2002 becoming unrestricted in 2003, primarily from the final payment of a litigation settlement of $10.4 million. In 2004, we used $21.4 million to acquire Trilegiant Loyalty Solutions, Inc. and related companies. We also used $5.0 million more cash for capital expenditures in 2004 as compared with 2003.

Financing Activities. In 2004, we used $135.9 million more cash in financing activities as compared with 2003. This change was primarily due to an increase in net advances to Cendant of $113.5 million in 2004 as compared with 2003 and the payment of a dividend to a subsidiary of Cendant in 2004 totaling $45.3 million, partially offset by borrowings under a credit agreement with Cendant totaling $30.0 million in 2004.

Credit Facilities and Long-Term Debt

Following the completion of the Transactions, we became a highly leveraged company, having incurred substantial debt, which will significantly increase our interest expense in future periods. As of March 31, 2006, we had $1.5 billion in indebtedness. Payments required to service this indebtedness will substantially increase our liquidity requirements as compared to prior years.

As part of the Transactions, we (a) issued $270 million principal amount of initial senior notes ($266.4 million net of discount), (b) entered into senior secured credit facilities consisting of a term loan facility in the

Eric Zinterhofer has been a director of Affinion since October 17, 2005. Mr. Zinterhofer has also been employed with Apollo Management, L.P. since 1998, and became a partner of Apollo Management, L.P. and/or its investment affiliates in 2002. As a partner of Apollo, Mr. Zinterhofer is involved in the sourcing and execution of new investments, as well as the monitoring of current investments. From 1994 to 1996, Mr. Zinterhofer was a member of the Corporate Finance Department at Morgan Stanley Dean Witter & Co. From 1993 to 1994, Mr. Zinterhofer was a member of the Structured Equity Group at J.P. Morgan Investment Management. Mr. Zinterhofer serves on the boards of directors of Central European Media and United Media SCA.

Size and Terms of Our Board of Directors

Our board of directors currently consists of six directors. Our bylaws provide that the authorized number of directors shall be fixed from time to time by the board. Each director shall hold office until his successor is elected and qualified, or until his earlier death or resignation or removal in the manner provided in our bylaws.

Director Compensation

Each of the members of our board of directors also serves as a director on the board of directors of Holdings. Our non-employee directors receive annual compensation in the amount of $45,000 payable in equal quarterly installments, plus $2,000 for each regular or special meeting of our board of directors or board committee that they attend in person, plus an additional $1,000 for each regular or special meeting of our board of directors or board committee that they attend by teleconference. Our directors are also eligible to participate in the 2005 Stock Incentive Plan. On July 21, 2006, pursuant to the 2005 Stock Incentive Plan, each of our non-employee directors received grants of options to purchase common stock of Holdings at an option price of $10.00 per share. We reserve the right to make additional awards under the plan to non-employee directors in the future. See “Management—Executive Compensation—2005 Stock Incentive Plan.”

Committees of our Board of Directors

Our board of directors has a Compensation Committee and an Executive Committee. We do not currently have a separately-designated standing audit committee and, although as a private company we are not obligated to establish one, our board expects to establish a separately-designated standing audit committee in the near future. Until such a committee is established, the entire board is acting as our audit committee where audit committee action is required by law. Our board of directors has not made a determination as to whether or not we have an audit committee financial expert serving on our board of directors.

Compensation Committee

The current members of the compensation committee are Messrs. Becker and Press. The principal duties and responsibilities of the compensation committee are as follows:

•	to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our chief executive officer, the other executive officers, other officers and employees;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Holdings owns 100% of our capital stock. The following table sets forth information regarding the beneficial ownership of Holdings’ common stock as of August 1, 2006 by (i) each person known to beneficially own more than 5% of the common stock of Holdings, (ii) each of our named executive officers, (iii) each member of the Board of Directors of Holdings and (iv) all of our executive officers and members of the Board of Directors of Holdings as a group.

The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

Cendant holds a warrant to purchase up to 7.5% of the common stock of Holdings, subject to customary anti-dilution adjustments. The warrant will be exercisable on or after the October 17, 2009 (or earlier, if Apollo achieves certain returns on its investment). The warrant is not currently exercisable and is not expected to become exerciseable within 60 days. On March 20, 2006, the exercise price of the warrant was $10.50, which reflects a $10 per share purchase price paid by Parent LLC for shares of Holdings’ common stock in connection with the Transactions, and a 5% quarterly increase. The exercise price will be increased by 5% on every three month anniversary of the closing, subject to certain adjustments, and will be multiplied by 2.18 if certain dividends or distributions are made on Holdings’ common stock.

In addition, Cendant holds shares of preferred stock in Holdings. The preferred stock does not entitle or permit its holder to vote on any matter required or permitted to be voted upon by holders of common stock (except as required by applicable law), entitles its holder to receive dividends of 8.5% per annum (payable, at Holdings’ option, either in cash or in kind) and ranks senior to shares of all other classes or series of stock with respect to rights upon a liquidation or sale of Holdings at a price of the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is redeemable at Holdings’ option at any time, subject to the applicable terms of our debt instruments and applicable laws. The preferred stock is redeemable at Holdings’ option upon a change of control for a price equal to 101% of the then-current face amount, plus any accrued and unpaid dividends. Holdings is required to redeem the preferred stock (i) at the holder’s option upon a change of control of Holdings at a price equal to the then-current face amount, plus any accrued and unpaid dividends, (ii) in part (A) upon certain dispositions of Holdings’ equity securities held by Parent LLC, (B) if Parent LLC receives from Holdings, or its affiliates, cash or marketable securities in respect of the equity securities of Holdings it holds or (C) Holdings pays any cash dividends or makes other cash distributions on its equity securities, in each case at a price equal to the then-current face amount, plus any accrued and unpaid dividends and (iii) on the twelfth anniversary of the closing of the Transactions at a price equal to the then-current face amount, plus any accrued and unpaid dividends. The preferred stock is exchangeable, at the option of Holdings, for debt securities having economic terms no less favorable than the preferred stock.

The following table excludes the preferred stock and the common stock underlying the warrant. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class
Apollo Management V, L.P.(a)	27,500,000	97%
Nathaniel J. Lipman(b)	255,000	1%
Maureen E. O’Connell(c)	25,000	*
Robert G. Rooney(d)	100,000	*
Todd Siegel(e)	73,200	*
Thomas Rusin(f)	47,600	*
Michael P. Rauscher(g)	50,000	*
Robert B. Hedges, Jr.(h)	15,000	*
Marc E. Becker(h)(i)	15,000	*
Stan Parker(h)(i)	15,000	*
Eric L. Press(h)(i)	15,000	*
Eric Zinterhofer(h)(i)	15,000	*
Directors and executive officers as a group (11 persons)(j)	604,000	2%

*	Less than one percent.
(a)	Consists of 27,500,000 shares of common stock owned of record by Apollo Investment Fund V, L.P. and its related co-investment partnerships (the “Apollo Funds”). The general or managing partner of each of the Apollo Funds is Apollo Advisors V, L.P. (“Apollo Advisors”), an affiliate of Apollo Management V, L.P. The address of each of the Apollo Funds, Apollo Management and Apollo Advisors is c/o Apollo Management V, L.P., Two Manhattanville Road, Purchase, New York 10577.
(b)	Includes 50,000 shares of restricted stock. Does not include 578,000 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(c)	Does not include 280,000 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(d)	Does not include 150,000 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(e)	Does not include 124,440 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(f)	Does not include 80,920 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(g)	Does not include 65,000 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.
(h)	Includes 15,000 shares of common stock issuable upon exercise of options which are fully vested.
(i)	Messrs. Becker, Parker, Press and Zinterhofer are each partners and officers of certain affiliates of Apollo. Although each of Messrs. Becker, Parker, Press and Zinterhofer may be deemed to be the beneficial owner of shares beneficially owned by Apollo, each of them disclaims beneficial ownership of any such shares.
(j)	Includes 75,000 shares of common stock issuable upon exercise of options which are fully vested. Does not include 798,300 shares of common stock issuable upon exercise of Tranche A, Tranche B and Tranche C options that remain subject to vesting.

Other Litigation. Cendant has agreed to indemnify us for specified amounts with respect to losses incurred in connection with the 2001 Class Action. Until September 30, 2006, Cendant has the right to control and settle this litigation, subject to certain consultation and other specified limitations. Following September 30, 2006, we have the right to control and settle this litigation, subject to certain consultation and other specified limitations.

Cendant has agreed to indemnify us for specified amounts with respect to losses incurred in connection with the AG Matters. We have the right to control and settle this litigation at all times, subject to certain consultation and other specified limitations.

We will retain all liability with respect to the November 2002 Class Action and will not be indemnified by Cendant for losses related thereto.

Covenant Not to Compete. Cendant has agreed, subject to certain exceptions, not to compete with us for a seven-year period after the closing of the Acquisition in the business of providing affinity-based membership programs, affinity-based insurance programs or benefit packages as enhancements to financial institution or customer accounts, in each case, on a fee or commission basis. We have agreed, subject to certain exceptions, not to compete with Cendant for a five-year period in the non-membership based, direct to consumer online travel distribution business in a manner which utilizes any content or booking or packaging engine of Cendant or its subsidiaries made available by Cendant or its subsidiaries to us and that is competitive to Cendant’s online travel businesses.

Non-Solicitation. Cendant has agreed, subject to certain exceptions, not to solicit any employee of ours, AGLLC, AIH or their respective subsidiaries for a period of three years after the closing of the Acquisition.

As publicly announced, as part of a plan to split into four independent companies, Cendant has (i) distributed the equity interests it previously held in its hospitality services business (“Wyndham”) and its real estate services business (“Realogy”) to Cendant stockholders and (ii) signed a definitive agreement to sell its travel services business (“Travelport”) to a third party. Cendant will continue as a publicly traded company which will own its vehicle rental business (“Avis/Budget,” together with Wyndham, Realogy and Travelport, the “Cendant Entities”) and Travelport until the sale of Travelport is consummated. Subject to certain exceptions, Wyndham and Realogy (and Travelport if the sale of Travelport has not been consummated) have agreed to share Cendant’s contingent and other liabilities (including its indemnity obligations to us described above and other liabilities to us in connection with the Acquisition) in specified percentages. If any Cendant Entity defaults in its payment, when due, of any such liabilities, the remaining Cendant Entities are required to pay an equal portion of the amounts in default.

Ancillary Agreements to the Purchase Agreement

In connection with the closing of the Acquisition, the parties to the purchase agreement or their respective affiliates, as applicable, expected to entered into agreements governing certain relationships between and among such parties after the closing of the Acquisition. These agreements include a consulting agreement, a securityholder rights agreement, a registration rights agreement, a management investor rights agreement, a patent license agreement, a master transition services agreement and a series of inter-company agreements governing commercial arrangements between AGLLC, AIH, Cendant or their respective applicable subsidiaries.

In addition to the purchase agreement described above, we entered into the following agreements with Apollo, management and Cendant:

Consulting Agreement

On October 17, 2005, Apollo entered into a consulting agreement with us for the provision of certain structuring and advisory services, pursuant to which we paid Apollo a fee of $20 million for services rendered in connection with the Transactions and reimbursed Apollo for certain expenses incurred in rendering those services.

The Company entered into a fulfillment and supplier relations services agreement with TDS, to use the TDS travel agent tool for booking multiple packages such as airfare and hotel. Pursuant to this agreement, the Company pays TDS a flat fee each year during the term of the agreement and the Company earns referral fees based on the number of travel related segments booked. The agreement will expire on December 31, 2010. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

GDS Agreement. On October 17, 2005, we entered into an agreement, pursuant to which we agreed to exclusively use the GDS of Galileo, a subsidiary of Cendant, to make air, hotel or car rental bookings through the global distribution system, an on-line booking system. Pursuant to this agreement, we will pay Galileo a fee per segment and a flat fee that decreases in each year during the term of the agreement. The agreement expires on December 31, 2011, subject to automatic one-year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

Other Operational Support Agreements. On October 17, 2005, we entered into an agreement whereby we have agreed to identify Avis and Budget (each a subsidiary of Cendant) as the primary preferred providers of car rental services to our customers (subject to certain exceptions). We receive commissions and royalty fees on certain qualifying rentals. The agreement expires on December 31, 2007, subject to automatic one-year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. The revenue for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005.

On October 17, 2005, Cims entered into an agreement pursuant to which Cims will continue to use RCI Europe as its exclusive provider of travel services for the benefit of Cims’ members in the U.K., Germany, Switzerland, Austria, Italy, Belgium, Luxembourg, Ireland and the Netherlands. Pursuant to this agreement, RCI has a right of first refusal to offer travel services in other countries where Cims’ members are located. Cims will indemnify RCI in the event its profit margin under this arrangement falls below 1.31%. The agreement expires ten years from its effective date, subject to either party’s right to terminate the agreement on or after the third anniversary of its effective date, upon one year’s prior written notice or at any time in certain other specified circumstances (either in whole or in part). The expense for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005.

Pursuant to that certain Asset Purchase Agreement, dated January 1, 2005, entered into by Cendant Travel Inc. (“CTI”) and our subsidiary, Travel Advantages Services, Inc. (“TAS”), CTI sold and transferred substantially all of the assets and liabilities of CTI to TAS. In connection with such agreement, TDS also entered into a Transition Services Agreement with us. On October 17, 2005, we entered into an Amended and Restated Transition Services Agreement, pursuant to which we will provide certain information technology related services to TDS and CTI until December 31, 2006. These services will be provided by us at cost. The revenue for such services was $0.1 million for the period from October 17, 2005 to December 31, 2005.

Shared Facilities Agreements. On October 17, 2005, we entered into agreements to continue cost-sharing arrangements with Cendant and/or its subsidiaries relating to office space and customer contact centers. These agreements have expiration dates and financial terms that are generally consistent with the terms of the existing related inter-company arrangements. The expense for such services was $0.6 million for the period from October 17, 2005 to December 31, 2005.

Profit-Sharing Agreements. On October 17, 2005, we entered into agreements to continue our profit-sharing arrangements with Fairtide Insurance Limited, a subsidiary of Cendant. Cims and certain of our subsidiaries market certain insurance programs and Fairtide provides reinsurance for the related insurance policies which are provided by a third-party insurer. Pursuant to these agreements, Fairtide will pay us 40-50% of the net profits that it receives on the net premiums under such insurance policies. These agreements expire on December 31, 2006, or earlier as the parties agree or when Fairtide’s related reinsurance agreements with the related third-party insurer expire. The revenue for such services was $0.1 million for the period from October 17, 2005 to December 31, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Affinion Group, Inc.:

We have audited the accompanying consolidated balance sheet of Affinion Group, Inc. (the “Company”) as of December 31, 2005, and the related consolidated statements of operations, changes in stockholder’s equity and cash flows of the Company for the period from October 17, 2005 (commencement of operations) to December 31, 2005. We have also audited the combined balance sheet of Cendant Marketing Services Division (a division of Cendant Corporation) (the “Predecessor”) as of December 31, 2004 and related combined statements of operations, changes in combined equity and cash flows of the Predecessor for the period from January 1, 2005 to October 16, 2005, and for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Neither the Company nor the Predecessor is required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s or the Predecessor’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005, and the consolidated results of the Company’s operations and cash flows for the period from October 17, 2005 to December 31, 2005, and the combined financial position of the Predecessor as of December 31, 2004, the combined results of the Predecessor’s operations and cash flows for the period from January 1, 2005 to October 16, 2005, and for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 and Note 18 to the financial statements, through October 16, 2005 the Predecessor was a division of Cendant Corporation and following the sale of the Predecessor to the Company, it continued to enter into transactions with Cendant Corporation.

As discussed in Note 2 to the financial statements, on January 1, 2003 the Predecessor prospectively adopted the fair value method of accounting for stock-based compensation.

/s/    Deloitte & Touche LLP

Stamford, CT

March 17, 2006

(May 3, 2006 as to Note 23 and August 10, 2006 as to Note 2—Restricted Cash)

AFFINION GROUP, INC. AND THE PREDECESSOR

CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(In millions)

	THE COMPANY	THE PREDECESSOR
	For the Period October 17, 2005 to December 31, 2005	For the Period January 1, 2005 to October 16, 2005	For the Year Ended December 31, 2004	For the Year Ended December 31, 2003
Operating Activities
Net income/(loss)	$(136.3)	$50.1	$376.4	$144.3
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	84.5	32.3	43.9	44.5
Amortization of debt discount and financing costs	3.7	—	—	—
Gain on sale of assets	—	(4.7)	(23.9)	—
(Gain)/loss on disposal of property and equipment	(0.1)	1.9	2.1	5.9
(Gain)/loss on mark-to-market of Cendant stock	—	0.1	(0.4)	(6.5)
Deferred income taxes	(1.3)	25.9	(74.2)	61.7
Net change in assets and liabilities:
Restricted cash (See Note 2)	8.6	(10.4)	4.2	(21.6)
Receivables	9.4	17.0	(8.7)	2.4
Receivables from related parties	(13.7)	—	—	—
Profit-sharing receivables from insurance carriers	(2.1)	(1.8)	13.5	5.8
Prepaid commissions	(32.2)	25.9	36.1	37.6
Other current assets	(8.1)	19.4	(4.0)	3.6
Deferred acquisition costs	—	4.9	(9.2)	(31.3)
Contract rights and list fees	(1.7)	(0.1)	5.0	7.7
Other non-current assets	3.1	4.6	8.9	(8.5)
Accounts payable and accrued expenses	(4.2)	13.8	2.2	(7.6)
Payable to related parties	3.1	—	—	—
Deferred revenue	116.6	(61.5)	(119.7)	(88.4)
Income taxes receivable and payable	0.8	(11.1)	12.9	0.2
Other long-term liabilities	0.8	(0.2)	(6.5)	(3.2)
Minority interests and other, net	0.2	0.4	2.5	(1.1)

Net cash provided by operating activities	31.1	106.5	261.1	145.5

Investing Activities
Capital expenditures	(9.0)	(24.0)	(25.8)	(20.8)
Acquisition-related payments, net of cash acquired	(1,629.0)	(15.7)	(21.4)	(1.5)
Acquisition of intangible asset	—	—	—	(2.4)
Restricted cash (See Note 2)	(2.1)	0.2	5.3	14.9
Proceeds from sale of assets	—	—	32.5	—
Proceeds from sale of investments	—	—	7.1	4.2

Net cash provided by/(used in) investing activities	(1,640.1)	(39.5)	(2.3)	(5.6)

Financing Activities
Proceeds from borrowings	1,510.0	—	2.0	5.2
Deferred financing costs	(42.0)	—	—	—
Principal payments on borrowings	(20.1)	(0.5)	(18.8)	(15.9)
Proceeds/(payments) for Cendant credit agreement	—	(30.0)	30.0	—
Decrease/(increase) in advances to Cendant, net	—	7.1	(268.4)	(154.9)
Distributions to minority shareholder	—	—	(1.0)	—
Proceeds from sale of common stock	275.0	—	—	—
Payment of dividend	—	—	(45.3)	—

Net cash provided by/(used in) financing activities	1,722.9	(23.4)	(301.5)	(165.6)

Effect of changes in exchange rates on cash and cash equivalents	(0.5)	(1.9)	2.0	2.7

Net increase/(decrease) in cash and cash equivalents	113.4	41.7	(40.7)	(23.0)
Cash and cash equivalents, beginning of period	—	22.5	63.2	86.2

Cash and Cash Equivalents, End of Period	$113.4	$64.2	$22.5	$63.2

Supplemental Disclosure of Cash Flow Information:
Interest payments	$5.4	$0.3	$6.4	$14.1
Income tax payments	$0.9	$27.1	$12.6	$9.6

See notes to the consolidated and combined financial statements.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

consolidated state income tax returns with Cendant in jurisdictions where required. The income taxes payable or receivable associated with the consolidated federal and unitary or consolidated state income tax returns mentioned above were included in advances to Cendant, net on the accompanying 2004 combined balance sheet. The provision for income taxes on the accompanying combined statements of operations was computed as if the Predecessor filed its federal and state income tax returns on a stand-alone basis. Since Cendant maintained less than an 80% ownership interest in TRL Group, TRL Group was not included in Cendant’s consolidated federal and state income tax returns and filed separate tax returns. AIH and its subsidiaries filed income tax returns in countries in which they operated. Income taxes payable/receivable reflected on the accompanying 2004 combined balance sheet are directly due to/from taxing jurisdictions and are separate from Cendant’s consolidated or unitary filings.

Cash and Cash Equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Restricted Cash

Restricted cash amounts relate primarily to insurance premiums collected from members that are held pending remittance to third-party insurance carriers. These amounts are not available for general operations under state insurance laws or under the terms of the agreements with the carriers that underwrite and issue insurance policies to the members. Changes in such amounts are included in operating cash flows in the consolidated and combined statements of cash flows. Restricted cash also includes amounts to collateralize certain bonds and letters of credit issued on the Company’s behalf and amounts held in escrow. Changes in such amounts are included in investing cash flows in the consolidated and combined statements of cash flows.

Certain restricted cash amounts primarily related to the Company’s insurance-related product programs have been reclassified in the statements of cash flows as operating activities for all periods presented. These amounts had previously been reported as investing activities. A summary of the increase/ (decrease) in net cash provided by operating activities is as follows:

Amount
Period October 17, 2005 to December 31, 2005	$8.6
Period January 1, 2005 to October 16, 2005	(10.4)
Year Ended December 31, 2004	4.2
Year Ended December 31, 2003	(21.6)

Operating and investing activities amounts in the supplemental statements of cash flows included in Note 22—Guarantor/Non-Guarantor Supplemental Financial Information have also been reclassified accordingly.

Derivative Instruments

On July 1, 2003, the Predecessor adopted SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” Such standard amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The impact of adopting this standard was not material to the Predecessor’s results of operations or financial position.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

fee related to redeemed rewards and a booking fee related to travel bookings by loyalty program members. The loyalty and reward program agreements expire in December 31, 2009. The total amount included in net revenues in the accompanying consolidated statement of operations for such services was $2.6 million for the period from October 17, 2005 to December 31, 2005. In connection with these agreements, the Company formed Affinion Loyalty, LLC (“Loyalty”), a special purpose, bankruptcy remote subsidiary which is a wholly-owned subsidiary of TLS. Pursuant to the loyalty agreements, TLS has provided a copy of the object code, source code and related documentation of certain of its intellectual property to Loyalty under a non-exclusive limited license. Loyalty entered into an escrow agreement relating to such intellectual property with Cendant and its affiliates in connection with the parties entering into the loyalty and reward agreements. Loyalty sublicenses such intellectual property to Cendant on a non-exclusive basis but will only provide access to such intellectual property either directly or indirectly through the escrow agent in the event that TLS (i) becomes bankrupt or insolvent, (ii) commits a material, uncured breach of a loyalty and reward agreement, or (iii) transfers or assigns its intellectual property in such a way as to prevent it from performing its obligations under any agreement relating to Cendant’s loyalty and rewards programs. Upon access to the escrowed materials, Cendant will be able to use the escrowed materials for a limited term and for only those purposes for which TLS was using it to provide the services under the loyalty and reward agreements prior to the release of the escrowed materials to Cendant.

The Company entered into a platform services agreement with Travel Distribution Services Group, Inc. (“TDS”), a subsidiary of Cendant, under which it has the option to use the to-be-developed Orbitz travel membership club platform, if and when developed by TDS, to obtain services related to such platform for the Company’s travel membership clubs by paying TDS a fee per itinerary. The agreement will expire on December 31, 2010 if the Company elects to use such platform by December 31, 2007. However, it will expire on December 31, 2007 if TDS has not developed such platform or we have elected not to use such platform by such date. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

The Company entered into a fulfillment and supplier relations services agreement with TDS to use the TDS travel agent tool for booking multiple packages such as airfare and hotel. Pursuant to this agreement, the Company pays TDS a flat fee each year during the term of the agreement and the Company earns referral fees based on the number of travel related segments booked. The agreement will expire on December 31, 2010. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

The Company entered into an agreement pursuant to which it agreed to exclusively use the global distribution system (“GDS”), an on-line booking system, of Galileo, a subsidiary of Cendant, to make air, hotel or car rental bookings. Pursuant to this agreement, the Company will pay Galileo GDS a flat fee that decreases in each year during the term of the agreement. The agreement will expire on December 31, 2011, subject to automatic one year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. There were no expenses related to the agreement for the period from October 17, 2005 to December 31, 2005.

The Company entered into an agreement which identifies Avis and Budget (each a subsidiary of Cendant) as the primary preferred providers of car rental services to its customers (subject to certain exceptions). The Company will receive commissions and royalty fees on certain qualifying rentals. The agreement will expire on December 31, 2007, subject to automatic one year renewal periods, unless either party elects upon six months’ prior written notice not to renew the agreement. The total amount included in net revenues in the accompanying consolidated statement of operations for such services was $0.4 million for the period from October 17, 2005 to December 31, 2005.

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS FOR THE PERIOD FROM OCTOBER 17, 2005 TO DECEMBER 31, 2005

	The Company
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
Operating Activities
Net loss	$(131.7)	$(4.6)	$(136.3)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	78.7	5.8	84.5
Amortization of debt discount and financing costs	3.7	—	3.7
Loss on disposal of property and equipment	(0.1)	—	(0.1)
Deferred income taxes	2.4	(3.7)	(1.3)
Net change in assets and liabilities:
Restricted cash	9.6	(1.0)	8.6
Receivables	9.1	0.3	9.4
Receivables from related parties	(13.6)	(0.1)	(13.7)
Profit-sharing receivables from insurance carriers	(2.1)	—	(2.1)
Prepaid commissions	(29.8)	(2.4)	(32.2)
Other current assets	(5.3)	(2.8)	(8.1)
Contract rights and list fees	(1.7)	—	(1.7)
Other non-current assets	2.8	0.3	3.1
Accounts payable and accrued expenses	(0.9)	(3.3)	(4.2)
Payables to related parties	2.5	0.6	3.1
Deferred revenue	107.1	9.5	116.6
Income taxes receivable and payable	0.3	0.5	0.8
Other long-term liabilities	1.0	(0.2)	0.8
Minority interests and other, net	0.1	0.1	0.2

Net cash provided by operating activities	32.1	(1.0)	31.1

Investing Activities
Capital expenditures	(8.1)	(0.9)	(9.0)
Acquisition-related payments, net of cash acquired	(1,652.4)	23.4	(1,629.0)
Restricted cash	—	(2.1)	(2.1)

Net cash provided by/(used in) investing activities	(1,660.5)	20.4	(1,640.1)

Financing Activities
Proceeds from borrowings	1,510.0	—	1,510.0
Deferred financing costs	(42.0)	—	(42.0)
Principal payments on borrowings	(20.1)	—	(20.1)
Intercompany receivables and payables	(1.1)	1.1	—
Proceeds from sale of common stock	275.0	—	275.0

Net cash provided by financing activities	1,721.8	1.1	1,722.9

Effect of changes in exchange rates on cash and cash equivalents	—	(0.5)	(0.5)

Net increase in cash and cash equivalents	93.4	20.0	113.4
Cash and cash equivalents, beginning of period	—	—	—

Cash and Cash Equivalents, End of Period	$93.4	$20.0	$113.4

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF CASH FLOWS FOR THE PERIOD JANUARY 1, 2005 TO OCTOBER 16, 2005

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Operating Activities
Net income	$43.6	$6.5	$50.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	27.1	5.2	32.3
Gain on sale of assets	(4.7)	—	(4.7)
Loss on disposal of property and equipment	1.5	0.4	1.9
Loss on mark-to-market of Cendant stock	0.1	—	0.1
Deferred income taxes	19.5	6.4	25.9
Net change in assets and liabilities:
Restricted cash	(9.6)	(0.8)	(10.4)
Receivables	(1.4)	18.4	17.0
Profit-sharing receivables from insurance carriers	(1.8)	—	(1.8)
Prepaid commissions	25.0	0.9	25.9
Other current assets	(0.2)	19.6	19.4
Deferred acquisition costs	4.9	—	4.9
Contract rights and list fees	(0.1)	—	(0.1)
Other non-current assets	0.4	4.2	4.6
Accounts payable and accrued expenses	18.2	(4.4)	13.8
Deferred revenue	(58.6)	(2.9)	(61.5)
Income taxes receivable and payable	0.8	(11.9)	(11.1)
Other long-term liabilities	(0.2)	—	(0.2)
Minority interests and other, net	(1.0)	1.4	0.4

Net cash provided by operating activities	63.5	43.0	106.5

Investing Activities
Capital expenditures	(20.1)	(3.9)	(24.0)
Acquisition related payment	(15.7)	—	(15.7)
Restricted cash	(0.1)	0.3	0.2

Net cash used in investing activities	(35.9)	(3.6)	(39.5)

Financing Activities
Principal payments on borrowings	(0.5)	—	(0.5)
Payment for Cendant credit agreement	(30.0)	—	(30.0)
Decrease / (increase) in advances to Cendant, net	39.3	(32.2)	7.1

Net cash provided by/(used in) financing activities	8.8	(32.2)	(23.4)

Effect of changes in exchange rates on cash and cash equivalents	—	(1.9)	(1.9)

Net increase in cash and cash equivalents	36.4	5.3	41.7
Cash and cash equivalents, beginning of period	4.4	18.1	22.5

Cash and Cash Equivalents, End of Period	$40.8	$23.4	$64.2

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Operating Activities
Net income	$340.8	$35.6	$376.4
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36.7	7.2	43.9
Gain on sale of assets	(23.9)	—	(23.9)
(Gain)/loss on disposal of property and equipment	2.2	(0.1)	2.1
Gain on mark-to-market of Cendant stock	(0.4)	—	(0.4)
Deferred income taxes	(66.9)	(7.3)	(74.2)
Net change in assets and liabilities:
Restricted cash	3.4	0.8	4.2
Receivables	1.5	(10.2)	(8.7)
Profit-sharing receivables from insurance carriers	13.5	—	13.5
Prepaid commissions	27.2	8.9	36.1
Other current assets	(6.2)	2.2	(4.0)
Deferred acquisition costs	(14.6)	5.4	(9.2)
Other non-current assets	9.2	4.7	13.9
Accounts payable and accrued expenses	4.2	(2.0)	2.2
Deferred revenue	(89.4)	(30.3)	(119.7)
Income taxes receivable and payable	(1.9)	14.8	12.9
Other long-term liabilities	(6.5)	—	(6.5)
Minority interests and other, net	0.6	1.9	2.5

Net cash provided by operating activities	229.5	31.6	261.1

Investing Activities
Capital expenditures	(21.6)	(4.2)	(25.8)
Acquisition-related payments, net of cash acquired	(21.4)	—	(21.4)
Restricted cash	5.1	0.2	5.3
Proceeds from sale of assets	32.5	—	32.5
Proceeds from sale of investments	7.1	—	7.1

Net cash provided by/(used in) investing activities	1.7	(4.0)	(2.3)

Financing Activities
Proceeds from borrowings	—	2.0	2.0
Principal payments on borrowings	(13.9)	(4.9)	(18.8)
Proceeds from Cendant credit agreement	30.0	—	30.0
Decrease / (increase) in advances to Cendant, net	(280.3)	11.9	(268.4)
Distributions to minority shareholder	—	(1.0)	(1.0)
Payment of dividend	—	(45.3)	(45.3)

Net cash used in financing activities	(264.2)	(37.3)	(301.5)

Effect of changes in exchange rates on cash and cash equivalents	—	2.0	2.0

Net decrease in cash and cash equivalents	(33.0)	(7.7)	(40.7)
Cash and Cash Equivalents, beginning of period	37.4	25.8	63.2

Cash and Cash Equivalents, End of Period	$4.4	$18.1	$22.5

AFFINION GROUP, INC. AND THE PREDECESSOR

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS—(Continued)

(Unless otherwise noted, all dollar amounts are in millions, except per share amounts)

CONDENSED COMBINING STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

	The Predecessor
	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Combined
Operating Activities
Net income	$130.3	$14.0	$144.3
Adjustments to reconcile net income to
Net cash provided by operating activities:
Depreciation and amortization	37.1	7.4	44.5
Loss on disposal of property and equipment	4.5	1.4	5.9
Gain on mark-to-market of Cendant stock	(6.5)	—	(6.5)
Deferred income taxes	61.7	—	61.7
Net change in assets and liabilities:
Restricted cash	(19.5)	(2.1)	(21.6)
Receivables	4.8	(2.4)	2.4
Profit-sharing receivables from insurance carriers	5.8	—	5.8
Prepaid commissions	45.0	(7.4)	37.6
Other current assets	1.2	2.4	3.6
Deferred acquisition costs	(31.0)	(0.3)	(31.3)
Other non-current assets	13.6	(14.4)	(0.8)
Accounts payable and accrued expenses	(11.5)	3.9	(7.6)
Deferred revenue	(100.0)	11.6	(88.4)
Income taxes receivable and payable	(0.1)	0.3	0.2
Other long-term liabilities	(3.2)	—	(3.2)
Minority interest and other, net	0.1	(1.2)	(1.1)

Net cash provided by operating activities	132.3	13.2	145.5

Investing Activities
Capital expenditures	(16.4)	(4.4)	(20.8)
Acquisition-related payments, net of cash acquired	—	(1.5)	(1.5)
Acquisition of package customer rights intangible assets	(2.4)	—	(2.4)
Restricted cash	11.1	3.8	14.9
Proceeds from sale of investments	4.2	—	4.2

Net cash used in investing activities	(3.5)	(2.1)	(5.6)

Financing Activities:
Proceeds from borrowings	—	5.2	5.2
Principal payments on borrowings	(10.5)	(5.4)	(15.9)
Increase in advances to Cendant, net	(151.2)	(3.7)	(154.9)

Net cash used in financing activities	(161.7)	(3.9)	(165.6)

Effect of changes in exchange rates on cash and cash equivalents	—	2.7	2.7

Net increase / (decrease) in cash and cash equivalents	(32.9)	9.9	(23.0)
Cash and Cash Equivalents, beginning of period	70.3	15.9	86.2

Cash and Cash Equivalents, End of Period	$37.4	$25.8	$63.2